SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 23)*


                       E.I. DuPont de Nemours and Company
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   263534-109
                                 (CUSIP Number)







*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on the following page(s))
                               Page 1 of 10 Pages

CUSIP No. 263534-109                   13G                    Page 2 of 10 Pages


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Wilmington Trust Corporation

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                 (a) /x/
                                                 (b) /_/

3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF INCORPORATION

         Delaware Corporation

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5        SOLE VOTING POWER                   29,731,453

6        SHARED VOTING POWER                 62,916,701

7        SOLE DISPOSITIVE POWER              21,929,823

8        SHARED DISPOSITIVE POWER            46,402,796

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               94,011,418

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             /_/

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
               8.3%

12       TYPE OF REPORTING PERSON*

         HC

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 263534-109                  13G                     Page 3 of 10 Pages


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Wilmington Trust Company

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                 (a) /x/
                                                 (b) /_/

3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF INCORPORATION

         Delaware banking corporation

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5        SOLE VOTING POWER                   29,680,556

6        SHARED VOTING POWER                 62,845,805

7        SOLE DISPOSITIVE POWER              21,885,206

8        SHARED DISPOSITIVE POWER            46,330,368

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               93,881,363

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             /_/

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
               8.3%

12       TYPE OF REPORTING PERSON*

         BK

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 263534-109                   13G                    Page 4 of 10 Pages


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Wilmington Trust FSB

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                    (a) /x/
                                                    (b) /_/

3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF INCORPORATION

         Federal Savings Bank

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5        SOLE VOTING POWER                   3,219,102

6        SHARED VOTING POWER                   729,410

7        SOLE DISPOSITIVE POWER              2,386,734

8        SHARED DISPOSITIVE POWER            1,506,332

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               3,948,512

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             /_/

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
               0.4%

12       TYPE OF REPORTING PERSON*

         BK


*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 263534-109               13G                        Page 5 of 10 Pages


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Wilmington Trust of Pennsylvania

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                      (a) /x/
                                                      (b) /_/

3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF INCORPORATION

         Pennsylvania banking corporation

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5        SOLE VOTING POWER          204,337

6        SHARED VOTING POWER        124,162

7        SOLE DISPOSITIVE POWER     180,269

8        SHARED DISPOSITIVE POWER   171,172

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               351,441

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             /_/

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
               0.4%

12       TYPE OF REPORTING PERSON*

         BK


*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 263534-109                  13G                     Page 6 of 10 Pages

Item 1 (a).  Name of Issuer:

         E.I. DuPont de Nemours and Company

Item 1 (b).  Address of Issuer's Principal Executive Offices:

         1007 Market Street, D-8042
         Wilmington, DE  19898

Item 2 (a).  Name of Persons Filing:

         Wilmington Trust Corporation, Wilmington Trust Company, Wilmington Trust FSB and Wilmington Trust of Pennsylvania

Item 2 (b).  Address of Principal Business Office:

         1100 North Market Street, Wilmington, DE  19890

Item 2 (c).  Citizenship:

         Wilmington Trust Corporation is a Delaware corporation;
         Wilmington Trust Company is a Delaware banking corporation;
         Wilmington Trust FSB is a Federal Savings Bank; and
         Wilmington Trust of Pennsylvania is a Pennsylvania banking corporation.

Item 2 (d).  Title of Class of Securities:

         Common Stock

Item 2 (e).  CUSIP Number:  263534-109

Item 3. The persons filing this Schedule 13G are:

         Wilmington  Trust  Corporation,  Wilmington  Trust Company,  Wilmington
         Trust  FSB  and  Wilmington  Trust  of  Pennsylvania  are a  Group,  in
         accordance with Section 240.13d-1(b)(1)(ii)(H). Wilmington Trust Corporation is a Parent Holding Company, in accordance with Section 240.13d-1(b)(1)(ii)(G). Wilmington Trust Company, Wilmington Trust FSB and Wilmington Trust of Pennsylvania are each Banks as defined in
         Section 3(a)(6) of the Securites Exchange Act of 1934, as amended, and are each direct, wholly-owned subsidiaries of Wilmington Trust Corporation.

Item 4.  Ownership.

         (a)      Amount Beneficially Owned by
                  Wilmington Trust Corporation:        94,011,418
                  Wilmington Trust Company:            93,881,363
                  Wilmington Trust FSB:                 3,948,512
                  Wilmington Trust of Pennsylvania:       351,441

CUSIP No. 263534-109                 13G                      Page 7 of 10 Pages

         (b)      Percent of Class for
                  Wilmington Trust Corporation:     8.3%
                  Wilmington Trust Company:         8.3%
                  Wilmington Trust FSB:             0.4%
                  Wilmington Trust of Pennsylvania: 0.0%

         (c)      Number of shares as to which Wilmington Trust Corporation has:

                   (i)  sole power to vote or direct the vote:
                        29,731,453

                  (ii)  shared power to vote or direct the vote:
                        62,916,701

                 (iii)  sole power to dispose or to direct the disposition of:
                        21,929,823

                  (iv)  shared power to dispose or to direct the disposition of:
                        46,402,796

                  Number of shares as to which Wilmington Trust Company has:

                  (i)   sole power to vote or direct the vote:  29,680,556

                  (ii)  shared power to vote or direct the vote:  62,845,805

                  (iii) sole power to dispose or to direct the disposition of:
                        21,885,206

                  (iv)  shared power to dispose or to direct the disposition of:
                        46,330,368

                  Number of shares as to which Wilmington Trust FSB has:

                  (i)   sole power to vote or direct the vote: 3,219,102

                  (ii)  shared power to vote or direct the vote: 729,410

                 (iii)  sole power to dispose or to direct the disposition of:
                        2,386,734

                  (iv)  shared power to dispose or to direct the disposition of:
                        1,506,332

                  Number of shares as to which Wilmington Trust of Pennsylvania has:

                  (i)   sole power to vote or direct the vote:  204,337

CUSIP No. 263534-109                    13G                   Page 8 of 10 Pages

                  (ii)  shared power to vote or direct the vote:  124,162

                  iii)  sole power to dispose or to direct the disposition of:
                        180,269

                  (iv)  shared power to dispose or to direct the disposition of:
                        171,172

Item 5.  Ownership of Five Percent or Less of a Class:

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /_/

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:

         Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

         Wilmington Trust Company:  BK
         Wilmington Trust FSB:  BK
         Wilmington Trust of Pennsylvania:  BK

Item 8.  Identification and Classification of Members of the Group:

         Wilmington Trust Corporation:  HC
         Wilmington Trust Company:  BK
         Wilmington Trust FSB:  BK
         Wilmington Trust of Pennsylvania:  BK

Item 9.  Notice of Dissolution of Group:

         Not Applicable

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 263534-109            13G                           Page 9 of 10 Pages


Signatures.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WILMINGTON TRUST CORPORATION

By:  /s/ Thomas P. Collins
         Vice President and Secretary

WILMINGTON TRUST COMPANY

By:  /s/ Allan C. Lynch, Jr.
         Vice President

WILMINGTON TRUST FSB

By:  /s/ Thomas P. Collins
         Vice President and Secretary

WILMINGTON TRUST OF PENNSYLVANIA

By:  /s/ Michael A. DiGregorio
         Vice President



Dated:  February 6, 1998

CUSIP No. 263534-109             13G                         Page 10 of 10 Pages


                             JOINT FILING AGREEMENT


Wilmington Trust Corporation, Wilmington Trust Company, Wilmington Trust FSB and Wilmington Trust of Pennsylvania (the "Filing Persons") hereby agree to file jointly the Schedule 13G to which this Joint Filing Agreement is attached and any amendments thereto, as permitted by Rule 13d-1 promulgated under the Securities Exchange Act of 1934, as amended. Each of the Filing Persons agrees that the information set forth in such Schedule 13G and any amendments thereto with respect to that Filing Person will be true, complete and correct as of the date of that Schedule 13G or that amendment, to the best of that Filing Person's knowledge and belief, after reasonable inquiry. Each of the Filing Persons makes no representations as to the accuracy or adequacy of the information set forth in the Schedule 13G or any amendments thereto with respect to any other Filing Person. Each of the Filing Persons shall notify the other Filing Persons promptly if any of the information set forth in the Schedule 13G or any amendments thereto becomes inaccurate in any material respect or if that person learns of information which would require an amendment to the Schedule 13G.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 6th day of February, 1998.

WILMINGTON TRUST CORPORATION

By:  /s/ Thomas P. Collins
         Vice President and Secretary

WILMINGTON TRUST COMPANY

By:  /s/ Allan C. Lynch, Jr.
         Vice President

WILMINGTON TRUST FSB

By:  /s/ Thomas P. Collins
         Vice President and Secretary

WILMINGTON TRUST OF PENNSYLVANIA

By:  /s/ Michael A. DiGregorio
         Vice President